Exhibit 99.2

August 30, 2017

The Manager – Listing

BSE Limited,

The Manager – Listing

National Stock Exchange of India Ltd.

The Market Operations

New York Stock Exchange

Dear Sir/Madam

Sub: Record Date for buyback of equity shares

This has reference to our earlier letters dated July 20, 2017 and August 30, 2017, intimating that the Board of Directors and shareholders, respectively, have approved the buyback of equity shares by the Company.

Pursuant to Regulation 42 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, Regulation 9(1) of Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 and Clause 204.21 of NYSE Listed Company Manual, the Company has fixed Friday, September 15, 2017 as the Record Date for the purpose of determining the entitlement and the names of equity shareholders who are eligible to participate in the buyback.

This is for your information and records.

Thanking you

For Wipro Limited

G Kothandaraman

Head-Secretarial and Compliance

CC:

a) National Securities Depository Limited (NSDL)

b) Central Depository Services (India) Limited

c) Karvy Computershare Private Limited, Registrar and Share Transfer Agent